Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd Reports Fiscal Year 2020 Financial Results

SHANGHAI, China, May 3, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through the integration of technology, industry, and finance, today announced its audited financial results for the year ended December 31, 2020.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International, commented, “As we reflect on 2020, our business evolved both literally and figuratively. The onset of the COVID-19 pandemic presented challenges to our business and pushed us to adapt and refine our business model to focus on SME financing and supply chain solutions. Amid the mergers and acquisitions and dispositions, we are excited to see our strong financial performance in the second half of 2020, as our business generated $42.2 million in revenue in the 2020 fiscal year. Furthermore, we launched a new supply chain solutions financing business, which is likely to further drive overall business growth. Looking ahead to 2021, Nisun remains committed to providing high-quality supply chain products and services to our clients.”

Financial Results for the Full Year ended December 31, 2020

Revenues

Total revenue from continuing operations increased to approximately $42.2 million for the year ended December 31, 2020 from $2.5 million for the year ended December 31, 2019.

●	Revenues generated from the Small- and Medium-Enterprise (SME) financing solutions business were $40.8 million in 2020, compared to $2.5 million in prior year. This was primarily due to increasing demands from SMEs in China seeking standardized financing solutions as an alternative to bank financing.

●	The Company commenced its supply chain solution business in January 2020. With a focus on linkages in the finance industry, the Company aims to serve the upstream and downstream of the supply-chain industry while facilitating supply-side sub-sector reform. For fiscal 2020, revenue generated from supply chain solutions was $1.4 million. The Company achieved total supply chain transaction volume of approximately $50.6 million (RMB349.6 million) during fiscal 2020. The Company expects this growth trend will continue in 2021.

●	The Company commenced its other financing services business in July 2019. Revenues generated from other financing solution services were $0.04 million in 2020, compared to $3,381 in prior year.

	Year ended December 31,				Changes	Changes
	2020	%	2019	%	($)	(%)
Small and Medium Enterprise financing solutions	$40,779,794	97%	$2,522,143	100%	38,257,651	1517%
Supply chain financing solutions	1,369,859	3%	-	-%	1,369,859	100%
Other financing solutions	40,538	0%	3,381	-%	37,157	1099%
Total revenue	$42,190,191	100%	$2,525,524	100%	39,664,667	1571%

Cost of Revenue

Cost of revenue from continuing operation increased to $20.0 million in 2020 from 0.02 million in 2019. The increase was primarily due to: (i) increases in direct advertising and marketing costs; (ii) increases in direct costs associated with staff who design and manage SME financing solutions, supply chain solutions, and other financing solutions business- and sales-related taxes; and (iii) increases in office rent and expenses, excluding depreciation and amortization expenses, which are separately presented.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of indirect advertising and marketing costs, office rent and expenses, costs associated with staff and support personnel who manage the Company’s business activities, and professional fees paid to third parties. In fiscal 2020, the Company incurred selling, general, and administrative expenses of appropriately $12.2 million, as compared to approximately $1.3 million in fiscal 2019. The increase was mainly due to the increase in advertising and marketing expenses to acquire customers and brand image.

●	Selling expenses increased to $3.2 million in 2020, compared to approximately $0.1 million in prior year, representing an increase of approximately $3.1 million. The increase in selling expenses was mainly attributable to the $2.6 million in advertising and marketing expenses in fiscal 2020 incurred by the Company’s newly acquired subsidiary, Nami, to promote its business.

●	General and administrative expenses increased to approximately $8.2 million in 2020 from $1.1 million in 2019, representing an increase of approximately $7.1 million. The increase in general and administrative expenses was mainly due to: (i) more labor and managerial expenses incurred in fiscal 2020 mainly because the Company started to conduct its financial services business in July 2019; (ii) more spending in professional fees related to mergers and acquisitions (M&A) in fiscal 2020; and (iii) incurring approximately $1.1 million share-based compensation expenses, compared to nil in 2019.

●	Research and development (R&D) expenses were $0.8 million in 2020, compared to $0.2 million in 2019, representing an increase of $0.6 million. The increase in R&D expenses was primary due to R&D developments in the upgrading and development in our supply chain financing and other financing service APPs and platforms in 2020.

Other income (expense), net

In fiscal 2020, the Company had a net other income of 0.8 million, as compared to an insignificant net other expense in fiscal 2019. The increase was due to investment income from a short-term investment and interest income from loans to third parties.

Net income from continuing operations

Net income from continuing operations increased to $9.9 million in 2020, from $1.2 million in 2019. The increase was mainly because the Company began to conduct its financial services business in July 2019 through the Company’s three consolidated operating entities, Fintech, Hengpu, and Nami Shanghai, as well as their subsidiaries.

Net loss from discontinued operations

For fiscal year 2020, the Company had a loss from discontinued operations of $23.0 million, compared to a gain of $1.5 million from the equipment and engineering business in 2019. The increase in net loss was mainly due to an impairment loss of $22.4 million from the equipment and engineering business’s assets as a result of its continuous losses.

Net income and Income (loss) per share

For fiscal 2020, the Company incurred a net loss of $13.1 million, as compared to a net income of approximately $2.7 million for fiscal 2019. The net loss in 2020 was primarily derived from $9.9 million of net income from the Company’s financial service business and net loss of $23.0 million from discontinued operations.

Net loss per share was $0.71 in 2020, compared to a net income per share of $0.17 in the prior year.   The net income per share from continuing operation was $0.53 for fiscal 2020, compared to $0.08 for fiscal 2019. The weighted average number of shares was 18,587,674 for fiscal 2020, compared to 16,269,577 for fiscal 2019.

Financial Condition and Cash Flow

As of December 31, 2020, the Company had cash, cash equivalents and restricted cash of $22.2 million, compared to $2.8 million as of December 31, 2019. This increase was primarily attributable to $2.2 million in operating activities and $19.1 million in financing activities, against $4.7 million used in investing activities.

Net cash provided by operating activities in fiscal 2020 was approximately $2.3 million, which was primarily attributable to a net income of approximately $9.9 million, adjusted for non-cash items of approximately $2.0 million and changes in working capital of approximately negative $9.8 million. The adjustments for changes in working capital mainly included: (i) an increase $10.7 million in receivable from supply chain solution of, primarily from our supply chain financing business launched in January 2020; (ii) an increase in accounts payable of $1.0 million; (iii) a decrease in other payables of $2.1 million; and (iv) an increase in tax payables of $1.6 million due to higher earnings. Net cash provided by operating activities for fiscal 2019 was approximately $0.6 million.

Net cash used in investing activities was $4.7 million for fiscal 2020, primarily attributable to: (i) the $5.0 million in cash acquired in connection with the Company’s acquisition of Nami; (ii) a $15.6 million of investment in debts securities; (iii) a $3.1 million of investment in short-term investment; and (iv) $11.0 million of repayment from loans to third parties and $1.8 million less in new loans to third parties. Net cash used in investing activities was $1.8 million for fiscal 2019.

Net cash provided by financing activities was $19.1 million in fiscal 2020, primarily attributable to: (i) the proceeds of $6.5 million from private placement transactions; (ii) a $10.5 million loan from shareholder Nisun Cayman; (iii) $3.1 million of capital contribution with non-controlling interest; (iv) $4.6 million of capital contribution from shareholder Nisun Cayman; and (v) $6.8 million of repayment made to related parties. Net cash provided in financing activities was approximately $4.1 million for fiscal 2019.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://www.fintaike.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Shaokang (Ken) Lu

Tel: +86 (21) 2357-0055

Email: lushaokang@cninsun.com

ICR, LLC

Tel: +1 203 682 8233

Email: nisun@icrinc.com

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020, AND 2019

(EXPRESSED IN US DOLLARS)

	December 31, 2020	December 31, 2019 *
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,135,310	$2,756,490
Restricted cash	62,947	25,016
Short-term investment	4,680,843	-
Accounts receivable, net	4,939,912	1,233,038
Receivables from supply chain financing	10,741,981	-
Prepaid expenses and other current assets	971,839	280,202
Loans to third parties - current portion	1,915,709	2,434,715
Due from discontinued operations	-	9,201,432
Receivable from sale of discontinued operations	14,950,730	-
Assets of discontinued operations - current	-	36,985,779
TOTAL CURRENT ASSETS	60,399,271	52,916,672

NON-CURRENT ASSETS:
Property and equipment, net	655,643	287,057
Intangible assets, net	3,726,602	4,189,350
Right-of-use assets, net	1,464,745	502,670
Loans to third parties - non-current	-	2,872,820
Equity investments	484,864	500,715
Investment in limited partnership	15,736,927	-
Goodwill	25,172,407	11,074,864
Deferred tax assets, net	456,370	20,040
Assets of discontinued operations - non-current	-	21,636,501
TOTAL NON-CURRENT ASSETS	47,697,558	41,084,017
TOTAL ASSETS	$108,096,829	$94,000,689

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$1,312,560	$224,045
Accrued expenses and other current liabilities	2,001,031	674,169
Operating lease liabilities - current	736,854	138,133
Advance from customers	11,624	28,728
Taxes payable	3,133,038	138,157
Loan from related party	10,528,965	-
Due to related parties	2,071,039	7,759,443
Purchase price payable for acquisition	7,007,905	-
Liabilities of discontinued operations - current	-	28,472,022
TOTAL CURRENT LIABILITIES	26,803,286	37,434,697

Operating lease liabilities – non-current	680,130	368,019
Deferred tax liabilities	676,015	805,826
Liabilities of discontinued operations - non-current	-	1,456,634
TOTAL LIABILITIES	28,159,431	40,065,176
Commitments and contingencies
EQUITY:
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 20,555,129 and 17,710,471 shares issued and outstanding as of December 31, 2020 and 2019, respectively	20,555	17,710
Class B common stock, $0.001 par value, 10,000,000 shares authorized, nil shares issued and outstanding as of December 31, 2020 and 2019, respectively	-	-
Additional paid-in capital	59,472,255	28,369,076
Retained earnings	14,380,976	27,472,766
Unearned compensation	(624,455)
Accumulated other comprehensive income (loss)	3,593,188	(1,914,232)
TOTAL SHAREHOLDERS’ EQUITY	76,842,519	53,945,320
Non-controlling interests	3,094,879	(9,807)
TOTAL EQUITY	79,937,398	53,935,513
TOTAL LIABILITIES AND EQUITY	$108,096,829	$94,000,689

*	The amounts have been reclassified to conform with the Company’s decision to classify Hebron HK as assets and liabilities of discontinued operations.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

AS OF DECEMBER 31, 2020, AND 2019

(EXPRESSED IN US DOLLARS)

	For the Years Ended December 31,
	2020	2019	2018
REVENUE:
Small and Medium Enterprise financing solutions	40,779,794	2,522,143	-
Supply Chain financing solutions	1,369,859	-	-
Other financing solutions	40,538	3,381	-
Financial services	$40,190,191	$2,525,524	$-

COST OF REVENUE AND RELATED TAXES:			-
Cost of revenue	(19,740,267)	-	-
Business and sales related taxes	(233,389)	(19,492)	-
GROSS PROFIT	22,216,535	2,506,032	-

OPERATING EXPENSES:
Selling expenses	3,181,810	93,620	-
General and administrative expenses	8,188,736	1,082,631	1,170,900
Research and development expenses	817,770	155,216	923,094
Total operating expenses	12,188,316	1,331,467	2,093,994
INCOME (LOSS) FROM OPERATIONS	10,028,219	1,174,565	(2,093,994)

OTHER INCOME (EXPENSE):
Interest and investment income	585,177	-	-
Other income (expense), net	244,274	1,371	-
Total other income (expense), net	829,451	1,371	-

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	10,857,670	1,175,936	(2,093,994)

PROVISION (BENEFIT) FOR INCOME TAXES	941,064	(55,731)	-
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	9,916,606	1,231,667	(2,093,994)

DISCONTINUED OPERATIONS:
(Loss) income from discontinued operations, net of tax	(23,107,066)	1,508,323	(3,050,721)
Net gain on sale of discontinued operations, net of tax	136,050	-	-
NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	(22,971,016)	1,508,323	(3,050,721)
NET (LOSS) INCOME	(13,054,410)	2,739,990	(5,144,715)
Net income attributable to non-controlling interests	37,380	-	-
NET (LOSS) INCOME ATTRIBUTEABLE TO SHAREHOLDERS	(13,091,790)	2,739,990	(5,144,715)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation income (loss)	5,507,420	(561,091)	(1,755,528)
COMPREHENSIVE (LOSS) INCOME	(7,584,370)	$2,178,899	(6,900,243)
Comprehensive loss attributable to non-controlling interests	(2,172)	-	-
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(7,582,198)	$2,178,899	$(6,900,243)

BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:

Income(loss) from continuing operations	$0.53	$0.08	$(0.13)
Income (loss) from discontinued operations	(1.24)	0.09	(0.20)
TOTAL (LOSS) EARNINGS PER COMMON SHARE	$(0.71)	$0.17	$(0.33)

Weighted average number of shares outstanding-basic and diluted	18,587,674	16,269,577	15,760,633

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

AS OF DECEMBER 31, 2020, AND 2019

(EXPRESSED IN US DOLLARS)

	For the Years Ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,054,410)	$(2,739,990)	$(5,144,715)
Net (loss) income from discontinued operations	(22,971,016)	1,508,323	(3,050,721)
Net income (loss) from continuing operations	9,916,606	1,231,667	(2,093,994)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,686,518	242,409	-
Stock-based compensation	1,097,415	-	-
Bad debt expense	-	-	1,162,594
Loss on disposition of property and equipment	42,534	-	-
(Income) from investments	(169,720)	-	-
Deferred taxes	(584,760)	(55,731)	-
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	573,418	(815,534)	-
Decrease (increase) in prepaid expenses and other current assets	16,009	(108,150)	931,320
(Increase) in operating lease right-of-use assets	(56,831)	-	-
(Increase) in receivable from supply chain solution	(10,741,981)	-	-
Increase in accounts payable	1,014,227	-	-
Increase in advance from customers	(17,977)	-	-
(Decrease) in other payable	(2,112,886)
Increase in taxes payable	1,609,498	54,474	-
(Decrease) in operating lease liabilities	(523,797)	-	-
Increase in accrued expenses and other current liabilities	502,100	49,574	-
Net cash provided by (used in) operating activities from continuing operations	2,250,373	598,709	(80)
Net cash provided by (used in) operating activities from discontinued operations	436,389	(263,476)	(725,000)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,686,762	335,233	(725,080)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(204,904)	(237,548)	-
Acquisition of intangible assets	(94,400)	-	-
Proceeds from disposal of equipment	41,688	-	-
Cash acquired with business acquisitions	4,990,754	2,043,176	-
Investment in limited partnership	(15,589,966)	-	-
Payments made for short-term investment	(3,065,134)	-	-
Repayments from loan to third parties	11,019,545	-	-
Loans to third parties	(1,810,495)	(3,611,682)	-
Net cash (used in) investing activities from continuing operations	(4,712,912)	(1,806,054)	-
Net cash (used in) investing activities from discontinued operations	(6,713)	(157,440)	(115,210)
NET CASH (USED IN) FINANCING ACTIVITIES	(4,719,625)	(1,963,494)	(115,210)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment made to related parties	(6,803,115)	566,360	-
Proceeds from related parties	1,303,556	-	-
Loan from related parties	10,528,965	-	-
Proceeds from private placement	6,503,378	-	-
Capital contribution from non-controlling interest	3,065,134	-	-
Capital contribution from shareholder	4,550,000	3,582,781	-
Net cash provided by financing activities from continuing operations	19,147,918	4,149,141	-
Net cash (used in) provided by financing activities from discontinued operations	(788,599)	(996,355)	730,669
NET CASH PROVIDED BY FINANCING ACTIVITIES	18,359,319	3,152,786	730,669

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENT	2,806,981	(184,449)	(94,230)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,133,437	1,340,076	(203,860)
Less: (decrease) in cash and cash equivalents from discontinued operations	(283,314)	(1,440,823)	(203,710)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	19,416,751	2,780,899	(150)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-BEGINNING	2,781,506	607	757
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-ENDING	$22,198,257	$2,781,506	$607

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$552,783	$5,158	$42,250
Cash paid for interest	$124,778	$147,900	$91,917

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payment payable to related parties for business acquisition	$7,007,905	$7,000,000	$-
Issuance of shares for business acquisition	$18,330,776	11,426,289	-
Receivable from sale of discontinued operations	$14,950,730	$-	$-
Issuance of shares for shares-based compensation	1,721,870	-
Issuance of shares for consulting services	$-	$-	$239,500
Issuance of shares for equity investment	$-	$-	$2,885,556

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATION COMPRISE OF THE FOLLOWING:
Cash and cash equivalent	$22,135,310	$2,756,490	$607
Restricted cash	62,947	25,016	-
Total cash, cash equivalents and restricted cash	$22,198,257	$2,781,506	$607